

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Sterling Griffin
Chief Executive Officer
Harbor Custom Development, Inc.
11505 Burnham Dr., Suite 301
Gig Harbor, Washington 98332

> **Re: Harbor Custom Development, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2021**
> **File No. 333-259465**

Dear Mr. Griffin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lynne Bolduc